EXHIBIT 99.4


                         SERIES 1998-1G WST TRUST


                             FINANCIAL REPORT
                     FOR THE PERIOD ENDED 30 JUNE 1999


The Trust Manager has received the Financial Report for the Period Ended 30 June 1999 from PricewaterhouseCoopers. Unfortunately, the Trust Manager has not yet received a Consent to Publish this Report. Upon receipt of such consent, which shall be in substantially similar form to the Consent to Publish provided in Exhibit 99.3, the Trust Manager will file an amendment to this filing.